

pwc

Report of Independent Registered Public Accounting Firm

To the Management and the Board of Managers of NYLIFE Distributors LLC

We have reviewed NYLIFE Distributors LLC's assertions, included in the accompanying NYLIFE Distributors LLC's Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) proprietary trading; (2) mutual fund underwriter or sponsor; (3) mutual fund retailer; (4) broker dealer selling variable life insurance or annuities (5) private placement of securities; (6) distributor of funds traded on the securities exchanges; and (7) broker or dealer of municipal security funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended 2020 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended 2020.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2021

30 Hudson Street
Jersey City, J 07302



NYLIFE
Distributors

Investment
Management LLC

NYLIFE Distributors LLC's Exemption Report

NYLIFE Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) proprietary trading; (2) mutual fund underwriter or sponsor; (3) mutual fund retailer; (4) broker dealer selling variable life insurance or annuities; (5) private placement of securities; (6) distributor of funds traded on the securities exchanges; and (7) broker or dealer of municipal security funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NYLIFE Distributors LLC

I, Marta Hansen, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Marta Hansen

Title: Chief Financial Officer

February 26, 2021